SembCorp Industries

04045897

Co Regn No: 199802418D

Rule 12g3-2(b) File No. 825109

19 October 2004

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Dear Sirs

SembCorp Industries Ltd
Rule 12g3-2(b) file No. 825109

The enclosed is the announcement submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SembCorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

Linda Hoon Siew Kin
Group Company Secretary

PROCESSED
NOV 03 2004
THOMSON
FINANCIAL

RECEIVED
2004 NOV -3 P 12:32
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Enc

C:jesstan/MasnetAnn/SECltr

dlw 11/3

SEMBCORP INDUSTRIES LTD

SEMBCORP INDUSTRIES DISPOSES ENTIRE INTEREST IN SIME SEMBCORP ENGINEERING SDN.BHD.

SembCorp Industries (the "Group") wishes to announce that its wholly-owned subsidiary, SembCorp Utilities Pte Ltd ("SembUtilities"), has entered into a Share Purchase Agreement ("SPA") to dispose its entire 30 per cent interest in Sime SembCorp Engineering Sdn. Bhd. ("SSE") comprising 12 million ordinary shares of par value MYR 1.00 each, to Pesida Equipment Sdn. Bhd., a subsidiary of Sime Darby Berhad.

The aggregate cash consideration of MYR 65 million (equivalent to SGD 28.6 million) was arrived at on a willing buyer, willing seller basis taking into consideration the transaction price-earnings ratio (P/E Ratio) and price-over-book ratio (P/B Ratio) expected of similar transactions and the independent valuation by third parties of SembUtilities' interest in SSE. Based on the latest audited accounts, SembUtilities' share of net tangible assets (NTA) in SSE as at June 30, 2004, adjusting for further share of results and any distribution, is approximately S$13.7 million up to the estimated date of completion.

Formed in 1981, SSE is primarily engaged in the fabrication of onshore and offshore platforms for the oil and gas industry. The divestment of SSE is in line with SembUtilities' strategy to focus on its integrated utilities and energy businesses and its objective to enhance shareholder value.

The divestment, conditional upon the approval of the relevant authorities in Malaysia, is expected to be completed within three months from the date of the SPA. Upon completion, SembCorp Industries will cease to hold any shareholding in SSE.

Assuming that the transaction was completed on January 1, 2003, the Group's proforma EPS for FY2003 would have been SGD 16.33 cents instead of SGD 15.66 cents and the NTA per share would have been SGD 89.15 cents instead of SGD 88.16 cents.

None of the directors or controlling shareholders of SembCorp Industries has any interest, direct or indirect, in the above transaction.

By Order of the Board
Linda Hoon Siew Kin
Group Company Secretary

Company Reg No. 199802418D

Submitted by Linda Hoon Siew Kin, Group Company Secretary on 19/10/2004 to the SGX